UNIFIED SERIES TRUST

UNIFIED FINANCIAL SECURITIES, INC.

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

September 11, 2012

VIA EDGAR

Kathy L. Churko

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post Effective Amendment #244 to the Registration Statement of the above-reference investment company, in respect of the Crawford Dividend Opportunity Fund, to Thursday, September 13, 2012.

Sincerely yours,
UNIFIED SERIES TRUST
By:	/s/ Tara Pierson
Tara Pierson, Secretary
UNIFIED FINANCIAL SECURITIES, INC.
By:	/s/ John C. Swhear
John C. Swhear, Chief Compliance Officer